UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER  0-10089
CUSIP NUMBER  904808300

(Check One):  [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [X] Form 10-Q  [  ] Form N-SAR
                       For Period Ended: September 30, 2006

                       [  ] Transition Report on Form 10-K
                       [  ] Transition Report on Form 20-F
                       [  ] Transition Report on Form 11-K
                       [  ] Transition Report on Form 10-Q
                       [  ] Transition Report on Form N-SAR
                       For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Unioil_____________________________________________________
Full Name of Registrant

__________________________________________________________
Former Name if Applicable

3817 Carson Avenue_________________________________________
Address of Principal Executive Office (Street and Number)

Evans, CO 80620____________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 4 Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The subject report cannot be filed without unreasonable effort or expense for the following inter-related reasons.
  In response to letters dated respectively, August 24, 2006 and October 11, 2006, from the staff of the Division of Corporation Finance of the Securities and Exchange Commission commenting upon the registrant’s annual report on Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended June 30, 2006 (collectively, the “Comment Letters”), the registrant determined to revise certain portions of its financial statements for both of those reports which contributed to a delay in the completion of the financial statements for the quarter ended September 30, 2006.

  Petroleum Development Corporation (“PDC”) and its wholly subsidiary, Wattenberg Acquisition Corporation (“Sub”) commenced a tender offer for one hundred percent (100%) of the shares of common stock of the registrant on November 3, 2006.  In addition to the Schedule TO (the Tender Offer Statement) filed by PDC and its Sub and the Schedule 14D-9 filed by the registrant on that date, the negotiation of the Tender Offer Agreement and the Stockholder Tender Agreement attached as exhibits to those Schedules and the filing of other necessary reports with the Securities and Exchange Commission concerning that Tender Offer delayed the preparation of financial statements for the Form 10-QSB for the quarter ended September 30, 2006.

PART IV -- OTHER INFORMATION

(1)       Name and telephone number of person to contract in regard to this notification.

            Jack M. Merritts                                    (720)_____________931-3217
            (Name)                                             (Area Code)             (Telephone Number)

(2)       Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          A reasonable estimate of significant change, if any, in results of operations from the previous fiscal year cannot be made at this time for the reasons set forth under Part III – NARRATIVE, above.

Unioil
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2006               By:  /s/ Charles E. Ayers, Jr.
                                                               Charles E. Ayers, Jr., President